Exhibit 23.1

Consent of Independent Certified Public Accountants

Board of Directors

eMerge Interactive, Inc.:

We consent to incorporation by reference in the Registration Statements on Form S-3 (No. 333-111446) and on Form S-8 (Nos. 333-39896 and 333-60382) of eMerge Interactive, Inc. of our report dated January 23, 2004, relating to the consolidated balance sheets of eMerge Interactive, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows and related schedule for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 10-K of eMerge Interactive, Inc.

Our report refers to a change in the method of accounting for goodwill and other intangible assets and the impairment or disposal of long-lived assets in 2002, and for derivative instruments and certain hedging activities in 2001.

Orlando, Florida

March 30, 2004